EXHIBIT (a)(1)(iii)

E-mail Communication

TO:	[Employee]
FROM:	mferrucci@pgtindustries.com
SUBJECT:	IMPORTANT NEWS: Commencement of PGT’s Option Exchange
DATE:	March 8, 2010

IMPORTANT NEWS — PLEASE READ IMMEDIATELY. SHOULD YOU CHOOSE TO PARTICIPATE IN THIS PROGRAM, YOU MUST TAKE ACTION PRIOR TO 5:00 P.M., EASTERN TIME, ON APRIL 6, 2010.

PGT, Inc. (“PGT”) is pleased to provide details of the previously announced Option Exchange. Because you are eligible to participate, we encourage you to carefully read the “Offer to Exchange Certain Outstanding Stock Options to Purchase Common Stock for a Number Of Replacement Options,” as well as the other offering materials contained in the Tender Offer Statement on Schedule TO (collectively, the “Offering Materials”) we filed today with the Securities and Exchange Commission (the “SEC”), all of which are being delivered to eligible employees and are available at the SEC’s website at www.sec.gov. These materials will help you to fully understand the risks and benefits of this Option Exchange and the terms and conditions of our offer.

INFORMATION ABOUT THE OPTION EXCHANGE
PGT is offering eligible employees the opportunity to exchange certain outstanding options to purchase shares of PGT’s common stock for an equal number of replacement options to purchase shares of common stock to be granted under the PGT, Inc. 2006 Equity Incentive Plan (the “2006 Plan”).

The election period for the Option Exchange begins today and extends to 5:00 p.m., Eastern Time, on April 6, 2010 (or, if the offer is extended, on the expiration date of the extended offer).  We expect to grant the replacement options on the date we cancel the options accepted for exchange, which will be the completion date of this offer. We expect that April 6, 2010, will be the completion date of the Offer, but if the offer is extended by us, the completion date is expected to be the expiration date of the offer, as so extended.

There are many things to consider when deciding whether or not to participate in this Option Exchange. We encourage you to carefully read the Offering Materials before deciding to participate.

ELIGIBILITY
Options eligible for exchange are those options, whether vested or unvested, which meet all of the following requirements:

•	have an exercise price of at least $3.09 per share, which is approximately 193% of the closing price of our common stock as quoted on the Nasdaq Global Market at the commencement of this offer;

•	were granted under either the 2006 Plan or our 2004 Stock Incentive Plan (the “2004 Plan”); and

•	are outstanding and unexercised as of the completion date of this offer.

You are eligible to participate in the Option Exchange only if you meet all of the following requirements:

•	you are an employee of PGT or PGT Industries, Inc. on the date this offer commences and you remain an employee of PGT or PGT Industries, Inc. through the completion date of this offer;

•	you are not a member of our Board of Directors or one of our officers; and

•	you hold at least one eligible option as of the commencement of this offer.

EXCHANGE RATIO
The exchange ratio for the Option Exchange is 1 to 1 (that is, for every share underlying an existing eligible option, one share will underlie a replacement option granted in the Option Exchange).

REPLACEMENT OPTIONS
•
Exercise Price: The replacement options will have an exercise price per share equal to “Fair Market Value,” as that term is defined in the 2006 Plan, on their date of grant, which means the closing sales price per share of our common stock as quoted on the Nasdaq Global Market on the last trading day preceding the completion date of the offer.

•
Vesting Period: The replacement options will vest with respect to one fifth of the shares (rounded to the nearest whole share) on each of the first, second, third, fourth, and fifth anniversaries of the completion date, subject to your continued employment with PGT or PGT Industries, Inc.

•	Option Term: The replacement options will have a term of ten years measured from the completion date.

TIMING
•	The offering period begins now and will end at 5:00 pm, Eastern Time, on April 6, 2010 (or, if the offer is extended, on the expiration date of the extended offer).

•
Employees who wish to participate in the option exchange must elect to participate by completing the election form they have been provided and mail, fax, or otherwise deliver the form to PGT, Inc., 1070 Technology Drive, North Venice, Florida 34275 (Attn: Corporate Secretary), facsimile number (941) 480-2767, prior to 5:00 p.m., Eastern Time, on April 6, 2010 (or, if the offer is extended, on the expiration date of the extended offer).

•
Based on our expected timeline, eligible employees who participate in the Option Exchange can expect to be granted a new option in exchange for each eligible option tendered for exchange on April 6, 2010.

PGT makes no recommendation as to whether you should participate in the option exchange. You must make your own decision whether to participate. We encourage you to speak with your financial, legal, and tax advisors as necessary before deciding whether to participate in this program.

If you have any questions about the exchange program, please contact PGT’s Vice President, General Counsel, and Secretary, Mario Ferrucci III, by e-mail at mferrucci@pgtindustries.com, or by telephone at (941) 480-2700.